OMB APPROVAL
                                                 -------------------------------
                                                 OMB Number:           3235-0145
                                                 Expires:       October 31, 2002
                                                 Estimated average burden
                                                 hours per response........14.90
                                                 -------------------------------

                                   UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. ______________)*

                        Quinton Cardiology Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   748773 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Belinda W. Chew
                  Philips Electronics North America Corporation
                           1251 Avenue of the Americas
                            New York, New York 10020
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 10, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


     PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1746 (03-00)

                                  SCHEDULE 13D
----------------------                                   -----------------------
CUSIP NO. 748773 10 8                                       PAGE 2 of 25 PAGES
----------------------                                   -----------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Koninklijke Philips Electronics N.V.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
          WC
--------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          The Netherlands
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF              0
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY               6,246,212
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON                1,189,997
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,246,212
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          55.2%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          CO/HC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
----------------------                                   -----------------------
CUSIP NO. 748773 10 8                                       PAGE 3 of 25 PAGES
----------------------                                   -----------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Philips Holding USA Inc.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
          AF
--------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF              0
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY               6,246,212
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON                1,189,997
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,246,212
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          55.2%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
----------------------                                   -----------------------
CUSIP NO. 748773 10 8                                       PAGE 4 of 25 PAGES
----------------------                                   -----------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Philips Electronics North America Corporation
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
          AF
--------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF              0
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY               6,246,212
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON                1,189,997
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,246,212
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          55.2%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          CO
--------------------------------------------------------------------------------

CUSIP Number: 748773 10 8                                           Page 5 of 25


ITEM 1.  SECURITY AND ISSUER

         The class of equity securities to which this statement relates is the shares of Common Stock, without par value (the "Shares"), of Quinton Cardiology Systems, Inc. (formerly QIC Holding Corp.), a California corporation ("Quinton"). The principal executive office of Quinton is located at 3303 Monte Villa Parkway, Bothell, Washington 98021.


ITEM 2.  IDENTITY AND BACKGROUND

         (a) This statement is being filed by Koninklijke Philips Electronics N.V.("KPENV"), Philips Holding USA Inc. ("PHUSA"), and Philips Electronics North America Corporation, ("PENAC" and, collectively with KPENV and PHUSA, the "Reporting Persons"). PENAC is a wholly owned subsidiary of PHUSA, which, in turn, is a wholly owned subsidiary of KPENV.

         As a result of the Shareholders Agreement, dated as of August 1, 2001 (the "Shareholders Agreement"), by and among W.R. Hambrecht/QIC, LLC, a California limited liability company ("WRH"), W.R. Hambrecht/QIC Management, LLC, a California limited liability company ("WRH Management"), and PENAC, attached hereto as Exhibit 1 and incorporated herein by reference, the Reporting Persons believe that they, WRH and certain individuals and entities related to WRH (the "WRH Group") may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934 and Rule 13d-5(b)(1) promulgated thereunder. Information about the WRH Group is disclosed in Quinton's Registration Statement on Form S-1 filed on February 22, 2002, (as amended from time to time, the "Registration Statement") and the Form 3 filed by WRH on May 2, 2002, relating to its beneficial interest in the Shares (as amended from time to time and any other Securities Exchange Act of 1934 reports filed by the WRH Group in connection with its investment in Quinton, the "WRH Group Reports").

         Based upon the WRH Group Reports and the Registration Statement, the Reporting Persons believe that WRH is the direct beneficial owner of 5,056,215 Shares. The Reporting Persons disclaim beneficial ownership of the Shares held by WRH, and this statement shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) or 13(g)

CUSIP Number: 748773 10 8                                           Page 6 of 25


of the Securities Exchange Act of 1934 or for any other purpose, the beneficial owner of the Shares held by WRH.

         Zymed, Inc., a California corporation ("Zymed"), a wholly owned subsidiary of PENAC which PENAC acquired in connection with the acquisition by KPENV of the Healthcare Solutions Group of Agilent, which was consummated on August 1, 2001, is a non-control member of WRH. Zymed disclaims beneficial ownership of the Shares held by WRH, and this statement shall not be construed as an admission that Zymed is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose, the beneficial owner of the Shares held by WRH.

         Certain information concerning each director and executive officer of
(i) PENAC is set forth in Schedule I hereto and incorporated herein by reference and (ii) KPENV is set forth in Schedule II hereto and incorporated herein by reference.

         (b) The principal business address of KPENV is Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands. The principal business address of PHUSA and PENAC is 1251 Avenue of the Americas, New York, New York 10020.

         (c) The primary business of each of the Reporting Persons is the manufacture and distribution of electronic and electrical products, systems and equipment, as well as information technology services.

         (d) None of the Reporting Persons, or to the best knowledge and belief of the Reporting Persons, any of the individuals listed on Schedule I or II has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons, or to the best knowledge and belief of the Reporting Persons, any of the individuals listed on Schedule I or II has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP Number: 748773 10 8                                           Page 7 of 25


         (f) KPENV is a company incorporated under the laws of the Netherlands. PHUSA and PENAC are Delaware corporations.

         This Item 2 is qualified in its entirety by reference to Schedules I and II which are incorporated herein by reference.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Pursuant to the Asset Purchase Agreement, dated as of November 17, 2000, between Agilent Technologies, Inc., a Delaware corporation ("Agilent"), and KPENV, and the Amendment and Supplemental Agreement, dated as of August 1, 2001, between Agilent and KPENV, on August 1, 2001, PENAC acquired 19 shares of Class A Common Stock and 2,330,000 shares of Series A Preferred Stock of Quinton for $4,000,000, the source of which funds was working capital. Each share of Series A Preferred Stock was convertible into one share of Class A Common Stock at the option of the holder, subject to certain adjustments.

         Pursuant to Article III(d)(3)(ff) of the Certificate of Amendment of Articles of Incorporation of Quinton, dated June 2, 1998 (the "Certificate of Amendment"), the holders of Series A Preferred Stock were entitled to receive certificates of adjustment regarding certain anti-dilution adjustments upon the grant of certain shares of Class A Common Stock or certain options to purchase shares of Class A Common Stock under Quinton's 1998 Equity Incentive Plan. In place of these certificates of adjustment PENAC was granted 287,977 additional, uncertificated shares of Series A Preferred Stock, recorded on the books of Quinton as of August 1, 2001.

         On April 5, 2002, pursuant to a 2.2-for-1 stock split and a redesignation of the Class A Common Stock into Shares, the 19 shares of Class A Common Stock held by PENAC were redesignated into 8 Shares.

         Assuming a 2.2-for-1 stock split and conversion of the Series A Preferred Stock into Shares at the closing of the initial public offering referred to in the Registration Statement, the 2,617,977 shares of Series A Preferred Stock held by PENAC will be converted into 1,189,989 Shares.

         The Reporting Persons have not purchased or sold any securities of Quinton in the last 60 days.

CUSIP Number: 748773 10 8                                           Page 8 of 25


         None of the persons listed on Schedule I or II hereto has contributed any funds or other consideration towards the purchase of the shares of Quinton reported in this statement.

         Information about the WRH Group is disclosed in the Registration Statement and the WRH Group Reports.


ITEM 4.  PURPOSE OF TRANSACTION

         1,059,098 Shares were acquired by the Reporting Persons in connection with the Agilent Transaction and 130,899 shares were acquired as a result of anti-diluation adjustments.

         Pursuant to a Letter Agreement, dated February 19, 2002 (the "Letter Agreement"), by and among PENAC, KPENV and Agilent, attached hereto as Exhibit 2 and incorporated herein by reference, PENAC is a successor in interest to Hewlett-Packard Company, a Delaware corporation ("HP"), in an Investors' Rights Agreement, dated as of May 27, 1998 (the "Investors' Rights Agreement"), between Quinton, WRH and HP (the "Investors' Rights Agreement"), attached hereto as
Exhibit 3 and incorporated herein by reference.

         Pursuant to the Investors' Rights Agreement, subject to certain conditions and limitations set forth therein, WRH and PENAC may require Quinton to use its best efforts to include their Shares in any registration by Quinton of its Shares at Quinton's expense. These registration rights are subject to conditions and limitations including that, if the registration is in connection with an underwritten public offering, the holder is obligated to participate in the underwriting and the underwriters have the right to exclude all or limit the number of the holder's shares included in the registration statement. The Investors' Rights Agreement also imposes certain restrictions on the transfer of shares held by WRH and PENAC, and by any successors in interest to them, including requiring any transferee to agree to be bound by the transfer restrictions in the Investors' Rights Agreement and requiring either that an effective registration statement cover the disposition or that Quinton be notified of the disposition by the transferor and that the transfer not require registration.

         Pursuant to the Shareholders Agreement, WRH has the right to designate up to three nominees to the board of directors of Quinton and WRH and PENAC (the "Holders") are required to vote their shares in Quinton in favor of those nominees. PENAC and

CUSIP Number: 748773 10 8                                           Page 9 of 25


Zymed each have the right to designate one nominee to Quinton's board of directors and the Holders are required to vote their shares in Quinton in favor of those nominees. Neither PENAC nor Zymed has exercised its right to designate a nominee for election to Quinton's board or indicated whether it intends in the future to designate a nominee to the board. The Shareholders Agreement also states that the board of directors of Quinton shall consist of five members and prohibits an increase in the number of directors of Quinton above seven without the consent of PENAC. In addition, if WRH or any of its members transfers control of Quinton or WRH to any transferee that will own more than 50% of Quinton's outstanding voting stock or more than 50% of the membership units of WRH, PENAC has the right to sell the shares in Quinton that it holds on the same terms to such transferee. Shares held by WRH and PENAC cannot be encumbered as security for debt, and transferees of shares owned by WRH or PENAC must agree to be bound by the Shareholders Agreement as a condition to transfer. The Shareholders Agreement also provides that the unanimous written consent of Quinton's board of directors is required with respect to the payment of compensation to any of Quinton's employees, consultants or board members who is an employee, consultant, director or manager of WRH or WRH LLC or any entity controlled by either of them or which controls either of them, or an employee, consultant or director of PENAC or Zymed unless such individual is one of Quinton's full time employees. The Shareholders Agreement can only be terminated with the consent of the parties thereto.

         In March, 1999, Quinton, Inc. ("QIC"), a Washington corporation and a wholly owned subsidiary of Quinton, formerly known as Quinton Instrument Company, Quinton signed an Original Equipment Manufacturer and Distributor Agreement (the "OEM Agreement") with Zymed, effective as of July 1998, providing for the purchase of certain Holter monitoring items, and appointed QIC the exclusive distributor of such products in the United States and Canada for a period of five years. The OEM Agreement is attached hereto as Exhibit 4 and incorporated herein by reference. According to the Registration Statement, the products supplied under this agreement represented a significant portion of Quinton's revenues, approximately 8% in 1999, 12% in 2000 and 3% in 2001. In the third quarter of 2000, Zymed terminated the OEM Agreement because the parties failed to agree on pricing and volume requirements as set forth in the OEM Agreement. This notice of termination provided for a 180 day notice period that expired in February 2001. QIC disputed this notice of termination and in

CUSIP Number: 748773 10 8                                          Page 10 of 25


November 2000 initiated a lawsuit in the United States District court for the Western District of Washington against Zymed, Agilent and HP, seeking damages against the defendants for harm to its business resulting from Zymed's termination of the OEM Agreement. QIC is seeking monetary damages and other remedies available under the law. On April 8, 2002, the court entered an order dismissing all of QIC's claims other than the claims related to breach of contract. The trial date, originally scheduled for late April 2002, has been set for September 18, 2002.

         The Reporting Persons believe that the claims QIC has made in connection with the lawsuit are wholly without merit, and they are cooperating in a vigorous defense of such claims. Regardless of the underlying merit of such claims, however, the Reporting Persons and/or their respective subsidiaries may from time to time engage in mediation, arbitration and/or negotiations with Quinton and QIC with a view to resolving such claims. Any such mediation, arbitration and/or negotiations may or may not include discussions concerning -- and any resolution of such claims may or may not include -- the acquisition or disposition by the Reporting Persons of Shares or other securities of Quinton, the sale or transfer of cash or other assets of Quinton and/or its subsidiaries, the amendment, modification and/or termination of the Investors Rights Agreement and/or the Shareholders Agreement, and/or extraordinary corporate transactions. None of the Reporting Persons, Quinton or QIC is under any obligation to agree to any resolution or settlement of the litigation.

         Information about the WRH Group is disclosed in the Registration Statement the WRH Group Reports.

         The foregoing discussion is qualified in its entirety by reference to the Letter Agreement, the Investors' Rights Agreement, the Shareholders Agreement and the OEM Agreement.

         Other than as set forth herein, none of the Reporting Persons, or to the best knowledge and belief of the Reporting Persons, any of the individuals listed on Schedule I or II, has plans or proposals which relate to or would result in any of the events described by Items 4(a) through 4(j) of Schedule 13D. Each Reporting Person expects to evaluate on an ongoing basis Quinton's financial condition, business operations and prospects, market price of the Shares of Quinton, conditions in securities markets generally, general economic and industry conditions and

CUSIP Number: 748773 10 8                                          Page 11 of 25


other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time acquire additional Shares of Quinton or securities convertible or exchangeable for Shares of Quinton; may dispose of Shares of Quinton; and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in such Shares. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act and the contractual restrictions described herein. To the knowledge of each Reporting Person, each of the persons listed on Schedules I and II hereto may make the same evaluation and reserves the same rights.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The percentage interest, after giving effect to the transactions described in the Registration Statement, held by each Reporting Person presented below is based on the number of Shares of Quinton reported in the Registration Statement to be outstanding as of May 10, 2002 (the "Outstanding Shares").

         PENAC is the direct beneficial owner of 1,189,997 Shares of Quinton, representing approximately 11.0% of the Outstanding Shares. By virtue of the Shareholders Agreement, PENAC may be deemed to share voting power and beneficial ownership in the 5,056,215 Shares beneficially owned by WRH, according to the Registration Statement, or approximately 44.7% of the Outstanding Shares. PENAC disclaims beneficial ownership of the Shares held by WRH, and this statement shall not be construed as an admission that PENAC is, for the purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose, the beneficial owner of the Shares held by WRH.

         PHUSA may be deemed to beneficially own 1,189,997 Shares of Quinton, representing approximately 11.0% of the Outstanding Shares. By virtue of the Shareholders Agreement, PHUSA may be deemed to share voting power and beneficial ownership in the 5,056,215 Shares beneficially owned by WRH, according to the Registration Statement, or approximately 44.7% of the Outstanding Shares. PHUSA disclaims beneficial ownership

CUSIP Number: 748773 10 8                                          Page 12 of 25


of the Shares held by WRH, and this statement shall not be construed as an admission that PHUSA is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose, the beneficial owner of the Shares held by WRH.

         KPENV may be deemed to beneficially own 1,189,997 Shares of Quinton, representing approximately 11.0% of the Outstanding Shares. By virtue of the Shareholders Agreement, KPENV may be deemed to share voting power and beneficial ownership in the 5,056,215 Shares beneficially owned by WRH, according to the Registration Statement, or approximately 44.7% of the Outstanding Shares. KPENV disclaims beneficial ownership of the Shares held by WRH, and this statement shall not be construed as an admission that KPENV is, for the purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose, the beneficial owner of the Shares held by WRH.

         None of the Reporting Persons, and to the best knowledge and belief of the Reporting Persons, none of the persons listed on Schedules I and II hereto, beneficially owns any Shares of Quinton other than as set forth herein.

         (b) Each Reporting Person has the power to vote or direct the vote and dispose or direct the disposition of the Shares beneficially owned by such Reporting Persons as indicated in pages 2 through 4.

         (c) Assuming a 2.2-for-1 stock split and conversion of the Series A Preferred Stock at the closing of the initial public offering referred to in the Registration Statement, the 2,617,977 shares of Series A Preferred Stock held by PENAC will be converted into 1,189,989 Shares.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from or proceeds from the sale of Shares.

         (e) Not Applicable.

         Information about the WRH Group is disclosed in the Registration Statement the WRH Group Reports.

CUSIP Number: 748773 10 8                                          Page 13 of 25


         The foregoing discussion is qualified in its entirety by reference to the Letter Agreement, the Investors' Rights Agreement and the Shareholders Agreement, each of which is included as an exhibit to this Schedule 13D.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings or relationships between the Reporting Persons (or their wholly owned subsidiaries), and to the best knowledge and belief of the Reporting Persons, none of the persons listed on Schedules I and II hereto, and other persons with respect to the Shares of Quinton aside from:

         Pursuant to the Letter Agreement, PENAC is a successor in interest to HP in an Investors' Rights Agreement. Pursuant to the Investors' Rights Agreement, and subject to conditions and limitations, WRH and PENAC may require Quinton to use its best efforts to include their Shares in any registration by Quinton of its Shares at Quinton's expense. These registration rights are subject to conditions and limitations including, if the registration is in connection with an underwritten public offering, the holder's obligation to participate in the underwriting and the right of the underwriters to exclude all or limit the number of shares included in the registration statement. The Investors' Rights Agreement also imposes restrictions on the transfer of shares held by WRH and PENAC, and by any successors in interest to them, including requiring any transferee to agree to be bound by Section 2 of the Investors' Rights Agreement (which section contains the restrictions on transfer) and requiring either that an effective registration statement cover the disposition or that Quinton be notified of the disposition by the transferor and that the transfer not require registration.

         PENAC is party to the Shareholders Agreement which provides that WRH has the right to designate up to three nominees to the board of directors of Quinton and PENAC is required to vote its shares in Quinton in favor of those nominees. PENAC and Zymed each have the right to designate one nominee to Quinton's board of directors and WRH is required to vote its shares in Quinton in favor of those nominees. PENAC has not exercised its right to designate these nominees for election to Quinton's board

CUSIP Number: 748773 10 8                                          Page 14 of 25


or indicated whether it intends in the future to designate any nominees to the board. The Shareholders Agreement also prohibits an increase in the number of directors of Quinton above seven without the consent of PENAC. In addition, if WRH or any of its members transfers control of Quinton or WRH to any transferee that will own more than 50% of Quinton's outstanding voting stock or more than 50% of the membership units of WRH, PENAC has the right to sell the shares in Quinton that it holds on the same terms to such transferee. Shares held by WRH and PENAC cannot be encumbered as security for debt, and transferees of shares owned by WRH or PENAC must agree to be bound by the Shareholders Agreement as a condition to transfer. The Shareholders Agreement also provides that the unanimous written consent of Quinton's board of directors is required with respect to the payment of compensation to any of Quinton's employees, consultants or board members who is an employee, consultant, director or manager of WRH or WRH LLC or any entity controlled by either of them or which controls either of them, or an employee, consultant or director of PENAC or Zymed unless such individual is one of Quinton's full time employees. The Shareholders Agreement can only be terminated with the consent of the parties to the Shareholders Agreement.

         Information about the WRH Group is disclosed in the Registration Statement the WRH Group Reports.

         The foregoing discussion is qualified in its entirety by reference to the Letter Agreement, the Investors' Rights Agreement, the Shareholders Agreement and the OEM Agreement, each of which is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


Exhibit No.    Exhibit Description
-----------    -----------------------

1. Shareholders Agreement, dated as of August 1, 2001, by and among WRH, WRH Management and PENAC

2. Letter Agreement, dated February 19, 2002, by and among PENAC, KPENV and Agilent

3. Investors' Rights Agreement, dated as of May 27, 1998, between Quinton, WRH and HP

CUSIP Number: 748773 10 8                                          Page 15 of 25


4. Original Equipment Manufacturer and Distributor Agreement, effective as of July 1, 1998, between QIC and Zymed

5.             Joint Filing Agreement

CUSIP Number: 748773 10 8                                          Page 16 of 25



                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  May 13, 2002
                                            KONINKLIJKE PHILIPS ELECTRONICS N.V.


                                            By:  /s/ A. Westerlaken
                                                --------------------------------
                                                Name:  A. Westerlaken
                                                Title: Senior Vice President and
                                                       General Secretary


                                           PHILIPS HOLDING USA INC.


                                            By:  /s/ Belinda W. Chew
                                                --------------------------------
                                                Name: Belinda W. Chew
                                                Title: Senior Vice President


                                            PHILIPS ELECTRONICS NORTH AMERICA
                                              CORPORATION


                                            By:  /s/ Belinda W. Chew
                                                --------------------------------
                                                Name: Belinda W. Chew
                                                Title: Senior Vice President

CUSIP Number: 748773 10 8                                          Page 17 of 25



                                   SCHEDULE I

         Name, Business Address, Principal Occupation or Employment and Citizenship of all Directors and Executive Officers of Philips Electronics North America Corporation. Each person listed below is not employed, other than by Philips Electronics North America Corporation, and thus no employer, employer's address or principal place of business of employer is listed.


Name:                                       William E. Curran
Business Address:                           Philips Electronics North America
                                            Corporation
                                            1251 Avenue of the Americas
                                            New York, New York 10020
Principal Occupation:                       Director, President and Chief
                                            Executive Officer.
Citizenship:                                United States


Name:                                       Martha Lee
Business Address:                           Philips Electronics North America
                                            Corporation
                                            1251 Avenue of the Americas
                                            New York, New York 10020
Principal Occupation:                       Senior Vice President and Chief
                                            Financial Officer.
Citizenship:                                United States


Name:                                       Kevin W. Doran
Business Address:                           Philips Electronics North America
                                            Corporation
                                            1251 Avenue of the Americas
                                            New York, New York 10020
Principal Occupation:                       Senior Vice President.
Citizenship:                                United States


Name:                                       Belinda W. Chew
Business Address:                           Philips Electronics North America
                                            Corporation
                                            1251 Avenue of the Americas
                                            New York, New York 10020

CUSIP Number: 748773 10 8                                          Page 18 of 25


Principal Occupation:                       Director, Senior Vice President,
                                            General Counsel and Secretary.
Citizenship:                                United States


Name:                                       Thomas B. Patton
Business Address:                           Philips Electronics North America
                                            Corporation
                                            1251 Avenue of the Americas
                                            New York, New York 10020
Principal Occupation:                       Vice President.
Citizenship:                                United States


Name:                                       Robert N. Smith
Business Address:                           Philips Electronics North America
                                            Corporation
                                            1251 Avenue of the Americas
                                            New York, New York 10020
Principal Occupation:                       Vice President.
Citizenship:                                United States


Name:                                       Raymond C. Fleming
Business Address:                           Philips Electronics North America
                                            Corporation
                                            1251 Avenue of the Americas
                                            New York, New York 10020
Principal Occupation:                       Treasurer and Controller.
Citizenship:                                United States


Name:                                       Warren T. Oates, Jr.
Business Address:                           Philips Electronics North America
                                            Corporation
                                            1251 Avenue of the Americas
                                            New York, New York 10020
Principal Occupation:                       Assistant Secretary.
Citizenship:                                United States


Name:                                       Thomas M. Hafner
Business Address:                           Philips Electronics North America
                                            Corporation
                                            64 Perimeter Center East
                                            Atlanta, Georgia 30346

CUSIP Number: 748773 10 8                                          Page 19 of 25



Principal Occupation:                       Attesting Secretary (Appointed).
Citizenship:                                United States


Name:                                       Jack E. Haken
Business Address:                           Philips Electronics North America
                                            Corporation
                                            580 White Plains Road
                                            Tarrytown, New York 10591
Principal Occupation:                       Attesting Secretary (Appointed).
Citizenship:                                United States


Name:                                       Michael E. Marion
Business Address:                           Philips Electronics North America
                                            Corporation
                                            580 White Plains Road
                                            Tarrytown, New York 10591
Principal Occupation:                       Attesting Secretary (Appointed).
Citizenship:                                United States

CUSIP Number: 748773 10 8                                          Page 20 of 25



                                   SCHEDULE II

         Name, Business Address, Principal Occupation or Employment and Citizenship of:


A. All Members of the Supervisory Board of Koninklijke Philips Electronics N.V.


         Unless otherwise indicated each person listed below is not employed, other than as a member of the Supervisory Board, and thus no employer, employer's address or principal place of business of employer is listed.


Name:                      Prof. K.A.L.M. van Miert
Business Address:          Royal Philips Electronics
                           Rembrandt Tower
                           Amstelplein 1
                           1096 HA Amsterdam, The Netherlands
Principal Occupation:      President of Nyenrode University.
                           Member of the Supervisory Boards of
                           Wolters Kluwer, RWE, DHV, Agfa Gevaert
                           and De Persgroep.  Member of the
                           advisory boards of Goldman Sachs,
                           Rabobank, Guidant Europe and Eli Lily.
Employer:                  Nyenrode University
Employer's Address:        Straatweg 25
                           3621 BG Breukelen
                           The Netherlands
Citizenship:               Belgium



Name:                      L.C. van Wachem
Business Address:          Royal Philips Electronics
                           Rembrandt Tower
                           Amstelplein 1
                           1096 HA Amsterdam, The Netherlands
Principal Occupation:      Retired. Chairman of the Supervisory
                           Board of Royal Dutch Petroleum
                           Company. Member of the Supervisory
                           Boards of Akzo Nobel, BMW and Bayer.
                           Member of the Board of Directors of
                           IBM, ATC and Zurich Financial
                           Services.
Citizenship:               The Netherlands

CUSIP Number: 748773 10 8                                          Page 21 of 25


Name:                      L. Schweitzer
Business Address:          Royal Philips Electronics
                           Rembrandt Tower
                           Amstelplein 1
                           1096 HA Amsterdam, The Netherlands
Principal Occupation:      Chairman and Chief Executive Officer
                           of Renault. Member of the Boards of
                           Banque Nationale de Paris,
                           Electricite de France and Volvo.
Employer:                  La regie nationale des usines Renault
Employer's Address:        34 Quai du Point du Jour
                           BP 103 92109
                           Boulogne Bilancourt
                           Cedex, France
Principal Business
  of Employer:             Design, manufacture and sale of
                           automobiles and related businesses
Citizenship:               France


Name:                      Sir Richard Greenbury
Business Address:          Royal Philips Electronics
                           Rembrandt Tower
                           Amstelplein 1
                           1096 HA Amsterdam, The Netherlands
Principal Occupation:      Retired. Member of the Board of
                           Electronics Boutique Plc.
Citizenship:               United Kingdom


Name:                      W. de Kleuver
Business Address:          Royal Philips Electronics
                           Rembrandt Tower
                           Amstelplein 1
                           1096 HA Amsterdam, The Netherlands
Principal Occupation:      Retired.  Member of the Supervisory Board of HBG.
Citizenship:               The Netherlands


Name:                      J-M. Hessels
Business Address:          Royal Philips Electronics
                           Rembrandt Tower

CUSIP Number: 748773 10 8                                          Page 22 of 25


                           Amstelplein 1
                           1096 HA Amsterdam, The Netherlands
Principal Occupation:      Chairman of the Supervisory Board of
                           Euronext. Member of the Supervisory
                           Boards of Laurus, Schiphol Group,
                           Royal Vopak, Heineken and Fortis.
Citizenship:               The Netherlands


B. Board of Management and Group Management Committee of Royal Philips
Electronics


         Unless otherwise indicated, all of the members of the Board of Management and Group Management Committee are employed by Royal Philips Electronics at Rembrandt Tower, Amstelplein 1, 1096 HA Amsterdam, The Netherlands, whose principal business is the manufacture and distribution of electronic and electrical products, systems and equipment.


Name:                      Gerard J. Kleisterlee
Business Address:          Royal Philips Electronics
                           Rembrandt Tower
                           Amstelplein 1
                           1096 HA Amsterdam, The Netherlands
Principal Occupation:      President and Chief Executive
                           Officer of Royal Philips
                           Electronics.
Citizenship:               The Netherlands


Name:                      Jan H.M. Hommen
Business Address:          Royal Philips Electronics
                           Rembrandt Tower
                           Amstelplein 1
                           1096 HA Amsterdam, The Netherlands
Principal Occupation:      Executive Vice-President and Chief
                           Financial Officer of Royal Philips
                           Electronics. Member of the
                           Supervisory Board of Atos Origin
                           S.A.
Citizenship:               The Netherlands


Name:                      Arthur van der Poel
Business Address:          Royal Philips Electronics
                           Rembrandt Tower

CUSIP Number: 748773 10 8                                          Page 23 of 25



                           Amstelplein 1
                           1096 HA Amsterdam, The Netherlands
Principal Occupation:      Executive Vice-President of Royal
                           Philips Electronics. Member of the
                           Board of Directors of Taiwan
                           Semiconductor Manufacturing Company
                           Ltd.
Citizenship:               The Netherlands


Name:                      Ad Huijser
Business Address:          Royal Philips Electronics
                           Rembrandt Tower
                           Amstelplein 1
                           1096 HA Amsterdam, The Netherlands
Principal Occupation:      Executive Vice-President and Chief
                           Technology Officer of Royal Philips
                           Electronics.
Citizenship:               The Netherlands


Name:                      Gottfried H. Dutine
Business Address:          Royal Philips Electronics
                           Rembrandt Tower
                           Amstelplein 1
                           1096 HA Amsterdam, The Netherlands
Principal Occupation:      Executive Vice-President of
                           Royal Philips Electronics.
Citizenship:               Germany


Name:                      Ad H.A. Veenhof
Business Address:          Royal Philips Electronics
                           Rembrandt Tower
                           Amstelplein 1
                           1096 HA Amsterdam, The Netherlands
Principal Occupation:      Senior Vice-President, and
                           President/CEO of the Domestic
                           Appliances and Personal Care
                           division, of Royal Philips
                           Electronics.
Citizenship:               The Netherlands


Name:                      Hans M. Barella
Business Address:          Royal Philips Electronics
                           Rembrandt Tower
                           Amstelplein 1
                           1096 HA Amsterdam, The Netherlands
Principal Occupation:      Senior Vice-President, and
                           President/CEO of the Medical Systems
                           division, of Royal Philips
                           Electronics.
Citizenship:               The Netherlands


Name:                      Jan Oosterveld
Business Address:          Royal Philips Electronics
                           Rembrandt Tower

CUSIP Number: 748773 10 8                                          Page 24 of 25


                           Amstelplein 1
                           1096 HA Amsterdam, The Netherlands
Principal Occupation:      Senior Vice-President of Royal
                           Philips Electronics. Member of the
                           Board of Directors of Tivo Inc.
Citizenship:               The Netherlands


Name:                      Arie Westerlaken
Business Address:          Royal Philips Electronics
                           Rembrandt Tower
                           Amstelplein 1
                           1096 HA Amsterdam, The Netherlands
Principal Occupation:      Senior Vice-President, General
                           Secretary, Chief Legal Officer and
                           Secretary to the Board of
                           Management, of Royal Philips
                           Electronics. Member of the
                           Supervisory Board of Atos
                           Origin S.A.
Citizenship:               The Netherlands

Name:                      David Hamill
Business Address:          Royal Philips Electronics
                           Rembrandt Tower
                           Amstelplein 1
                           1096 HA Amsterdam, The Netherlands
Principal Occupation:      Senior Vice-President, and
                           President/CEO of the Lighting
                           division, of Royal Philips
                           Electronics.
Citizenship:               United Kingdom


Name:                      Guy J.M. Demuynck
Business Address:          Royal Philips Electronics
                           Rembrandt Tower
                           Amstelplein 1
                           1096 HA Amsterdam, The Netherlands
Principal Occupation:      Senior Vice-President, and CEO of
                           the Consumer Electronics Mainstream
                           division, of Royal Philips
                           Electronics.
Citizenship:               Belgium


Name:                      Tjerk Hooghiemstra
Business Address:          Royal Philips Electronics

CUSIP Number: 748773 10 8                                          Page 25 of 25


                           Rembrandt Tower
                           Amstelplein 1
                           1096 HA Amsterdam, The Netherlands
Principal Occupation:      Senior Vice-President of Royal
                           Philips Electronics.
Citizenship:               The Netherlands



Name:                      Matt T. Medeiros
Business Address:          Royal Philips Electronics
                           Rembrandt Tower
                           Amstelplein 1
                           1096 HA Amsterdam, The Netherlands
Principal Occupation:      Senior Vice-President, and
                           President/CEO of the Components
                           division, of Royal Philips
                           Electronics.
Citizenship:               United States



Name:                      Scott McGregor
Business Address:          Royal Philips Electronics
                           Rembrandt Tower
                           Amstelplein 1
                           1096 HA Amsterdam, The Netherlands
Principal Occupation:      Senior Vice-President, and
                           President/CEO of the Semiconductors
                           division, of Royal Philips
                           Electronics.
Citizenship:               United States

                                LIST OF EXHIBITS

Exhibit No.         Exhibit Description
-----------         -------------------

10.1 Shareholders Agreement, dated as of August 1, 2001, by and among WRH, WRH Management and PENAC

10.2 Letter Agreement, dated February 19, 2002, by and among PENAC, KPNV and Agilent

10.3 Investors' Rights Agreement, dated as of May 27, 1998, by and between Quinton, WRH and HP

10.4 Original Equipment Manufacturer and Distributor Agreement, effective as of July 1, 1998, by and between Zymed and QIC

99.1                Joint Filing Agreement